November 22, 2013

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:  Northern Lights Fund Trust – Anchor Alternative Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust (the "Registrant"), a Delaware statutory trust, we hereby file a proxy statement/prospectus under the Securities Act of 1933 on Form N-14.  The proxy statement/prospectus is filed in connection with the planned reorganization of the Highland Alternative Income Fund, a series of Highland Funds II, into the Anchor Alternative Income Fund, a series of Northern Lights Fund Trust.  It is requested that, pursuant to Rule 488, it be declared effective on December 22, 2013.

Please direct comments to my attention at 614-469-3264 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Emily M. Little

Emily M. Little